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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                                                          SEC File No. 0-29490

                                                          CUSIP No.  420123101


(Check One): [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:    December 31, 1999
                 -----------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________


PART I - REGISTRANT INFORMATION

   Hawker Pacific Aerospace
---------------------------------------------------------
(Full Name of Registrant)

   Hawker Pacific, Inc.
---------------------------------------------------------
(Former Name if Applicable)

   11240 Sherman Way
---------------------------------------------------------
(Address of Principal Executive Office: Street and Number)

   Sun Valley, California 91352-4942
---------------------------------------------------------
(City, State and Zip Code)

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, on Form 10-K, will be filed on or before the fifteenth calendar day following the prescribed due date; and

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[X]   (c)  The accountant's statement or other exhibit required by Rule
           12b-24(c) has been attached if applicable.

PART III - NARRATIVE

Registrant's Annual Report on Form 10-K can not be filed at this time because certain audit issues could not be resolved prior to March 30, 2000, without unreasonable effort or expense, and a final determination of 1999 results of operations is not yet complete. Accordingly, our independent accountants were not able to furnish the required opinion prior to March 30, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Philip M. Panzera                 (818) 765-6201
     ------------------------------------------------------------------------
               (Name)                 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No


                           HAWKER PACIFIC AEROSPACE

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2000                   By:   /s/ Philip M. Panzera
                                           ----------------------------
                                           Philip M. Panzera
                                           Executive Vice President

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[LETTERHEAD OF ERNST & YOUNG LLP]





March 29, 2000



Mr. Phil Panzera
Chief Financial Officer
Hawker Pacific Aerospace
11240 Sherman Way
Sun Valley, CA 91352-4942

Dear M. Panzera:

This letter is to confirm to you that our firm is not prepared today to issue our audit opinion on your December 31, 1999 financial statements, as required in the Company's Form 10-K. We therefore believe you should file a Form 12b-25 with the Securities and Exchange Commission.



                                          Ernst & Young LLP

                                          by:  James R. Peters
                                               Partner